Letterhead:
McAfee & Taft
A Professional Corporation

10th Floor - Two Leadership Square
211 North Robinson - Oklahoma City, OK 73102-7103
(405) 235-9621 - Fax (405) 235-0439
www.mcafeetaft.com



                                                        JUSTIN L. JACKSON
                                                          ATTORNEY AT LAW

                                                            WRITER DIRECT
                                                           (405) 552-2240
                                                       FAX (405) 228-7440
                                            justin.jackson@mcafeetaft.com





                                    July 13, 2006

VIA TELECOPY (202) 772-9210
---------------------------

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Adam Halper, Division of
        Corporation and Finance
                                    Re:  The American Education Corporation
                                         Amendment No. 4 to Schedule 13E-3
                                         File No. 5-54041

                                         Form 10-KSB for fiscal year ended
                                          12/31/05
                                         Forms 10-QSB for the fiscal
                                          quarters ended March 31, 2006,
                                          June 30, 2005 and September 30,
                                          2005
                                         File No. 0-10873




Ladies and Gentlemen:

     The following is responsive to your letter of comment dated June 23, 2006 (the "June Comment Letter"). We are including herewith a revised copy of the Schedule 13E-3 and the disclosure document marked to indicate changes. The following responses are keyed to your comments in the June Comment Letter. We may also make references to your initial comment letter dated July 27, 2005 (the "July Comment Letter"), your comment letter dated November 23, 2005 (the "November Comment Letter"), your comment letter dated January 27, 2006 (the "January Comment Letter") and your comment letter date May 2, 2006 (the "May Comment Letter").

Schedule 13E-3
--------------

Disclosure Statement
--------------------

Special Factors
---------------

Fairness of the Transaction
---------------------------

     1. There are a number of factors that management considered to arrive at the conclusion that a projected annual increase in revenue of 5% was the appropriate forecasted growth rate to use in the discounted cash flow valuation. The average annual increase in revenue in the Company's base business from 2000 to 2005 (excluding subsidiaries, which no longer exist and will not generate revenues in the future) has been 5.98%. This growth pattern has not been linear, and there have been both increases and decreases year-to-year during this period. This is what the Company was referring to as "the mix of past results". The Company's most recent history showed a decrease in revenue of 0.57% between 2004 and 2005. Additionally, revenue for the first quarter of 2006 decreased 14% from the prior year. Consideration was also given to the concerns the Company commented upon in its most recent 10-Q regarding the uncertainty surrounding school funding programs and the continuing, and possible future, effects on school budgets of the 2005 hurricanes in the Gulf Coast region. All of these indicators led the Company to use a rate of growth of 5%, which is less than the 5.98% five-year average and resulted in the use of the term "modest" to describe the prospects for an increase in revenues. We have deleted the word "modest" from the disclosure document as it was not our intent to indicate that the Company actually anticipated higher growth rates. The Company's industry necessitates that the Company release updated products each year in order to stay abreast with changing educational standards, customer requirements and its industry competitors. It is management's belief that a failure to have new and updated software titles under development and scheduled for release every year would negatively affect the Company's revenues and future prospects. The reference to "new product releases" was intended to refer to the fact that the Company had new and updated products in its production pipeline that it believes are necessary for it to maintain and possibly increase its revenues and was not intended to give the impression that the Company had major new products being released that would substantially impact revenue. This is supported by history over the last five years as there has been as record of announced material revisions, updates and product line extensions and this activity has not materially impacted financial performance in the Company's competitive industry segment.

     We have revised the disclosure document to clarify how the Company derived the growth rate factor in the discounted case flow valuation.

     The Company used a 20% to 30% discount rate based upon the Company's application of the Capital Asset Pricing Model to its common stock. According to an article by Professor Roger Ibbotson published by the Yale International Center for Finance in 2005, the historical average compounded rate of return for stocks has been 10.4%. In order to determine the risk in the Company's stock compared to the broader market, management performed a regression analysis of the Company's stock price as compared to the S&P 500 Index. This regression analysis provided a beta for the Company's common stock of 2.4, 3.7 and 3.4 for the 12 , 9, and 6 months prior to the announcement of the Transaction, respectively. The Company used a risk free rate of 4.25%, which was the approximate average return on a 20-year U.S. Treasury note as of the date the Transaction was announced. Using that data and applying it to the standard Capital Asset Pricing Model used by investment banks, the Company calculated the estimated required rate of return to be between 19% and 27%. The Company used a range of 20% to 30% to calculate the discounted cash flow valuation for ease of presentation. We have revised the disclosure document to indicate that both the growth rate and the risk-adjusted rate of return were determined by management without any advice from independent advisers.

     The table on page 20 contains a discounted cash flow presentation. The only other table in the "Fairness of the Transaction" section is the Comparative Financial Information table which compares the market capitalization of the Company, Touchstone Applied Science Associates and Siboney Corporation and Subsidiaries. This table is only intended to show historical market valuations of these companies and, as such, we do not feel it would be appropriate to add the discounted cash flow valuation to that table.

     2. The delay of several orders that were expected to be booked as revenue in the first quarter of 2006 did not affect the Company's calculations and determinations regarding the fairness of the Transaction as these orders were merely delayed and not cancelled. Certain of those orders that were delayed have now become firm; however, the Company is unable to quantify the exact dollar amount at this time because its second quarter financial results are still being processed. It should be noted, however, that no single order that was delayed from the first quarter to the second quarter was material. We have revised the disclosure document to indicate that the delay of orders for the first quarter of 2006 had no impact on the Company's determination regarding the fairness of the Transaction.

     3. We have revised the disclosure document to indicate that each director is expressly adopting the conclusions and analysis of the entire board of directors with respect to each of the factors set forth under "Factors Considered by the Board of Directors - Unaffiliated Stockholders to be Cashed-Out in the Transaction" and "- Unaffiliated Stockholders that will not be Cashed-Out in the Transaction." Although the board of directors, as a whole, gave approximate equal weighting to the factors (other than the pre-announcement historical price performance of the Company and its industry peer companies that were also listed on the Over-The-Counter Bulletin Board, which was given greater weight) discussed under "Factors Considered by the Board of Directors", on an individual basis, each director gave a greater emphasis to some of the factors than to others. Those factors are listed under the discussion for each director.

Financial and Other Information
-------------------------------

Pro Forma Financial Information
-------------------------------

     4. We have revised the disclosure document in response to your comment.

     5. The Company made pro forma adjustments as if the Transaction occurred on January 1, 2005 and then again as if the Transaction had occurred on January 1, 2006. We have revised the disclosure document so that the pro forma adjustments are computed assuming the Transaction occurred on January 1, 2005 only and have carried forward those adjustments through the end of the first quarter of 2006.

     6. It was not the Company's intention to restate its historical financial statements for the 2005 fiscal year. We have revised the pro forma financial statements so that adjustments are made to the historical financial statements to arrive at the pro forma financial statements.

Forms 10-QSB for the quarters ended September 30, 2005 and June 30, 2005
------------------------------------------------------------------------

     7. Per our discussion with Adam Halper, the Company has delayed filing amended Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005 until the issues arising from comment 8 of the June Comment Letter have been resolved. As noted in our response to comment 8 below, the Company believes that is disclosure controls and procedures are effective and currently intends to file amendments to its Forms 10-QSB indicating that "management, including the Chief Executive Officer and Chief Financial Officer, conducted an evaluation of disclosure controls and procedures pursuant to Exchange Act Rule 13a-15 as of the end of the period covered by this report. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that such disclosure controls and procedures are effective."

     8. Rule 13a-15(e) of the Securities Exchange Act of 1934 (the "Act") defines "disclosure controls and procedures" as controls and other procedures of an issuer that are designed to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

     The Company is a very small business with only approximately 60 employees and a three person executive team comprised of Jeffrey Butler, Chief Executive Officer, Neil Johnson, Chief Financial Officer and Thomas Shively, Chief Operating Officer. The Company's size has allowed it to design disclosure controls and procedures that are simple but effective. In order to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, as appropriate to allow timely decisions regarding required disclosure, the Company only allows its three executive officers, Messrs. Butler, Johnson and Shively to execute contracts on behalf of the Company. If Mr. Shively signs a contract on behalf of the Company, he is required to promptly report that fact and deliver the executed contract to Mr. Butler or Mr. Johnson. Because the persons signing contracts on behalf of the Company are the Chief Executive Officer and Chief Financial Officer or one person that reports any new contracts directly to them, the Company can ensure that the information contained in those contracts is recorded, processed, summarized and reported, within the time periods specified in the Commission's rules and forms.

     All expenditures must have a vendor invoice or a cash disbursement request signed by an authorized individual. These are entered into the accounts payable system by the accounts payable clerk and checked by the Controller. The Chief Financial Officer decides what disbursements are made and the checks are prepared by the accounts payable clerk. All checks are signed by Mr. Butler, Mr. Johnson or Mr. Shively. The bank account is reconciled monthly by an individual separate from these three. These disbursement controls allow Messrs. Butler and Johnson to keep a firm grasp on the Company's expenditures and also ensures that they are aware of the status of ongoing contracts and any other events requiring the Company to expend funds.

     The following are the disclosure controls and procedures with respect to Company receipts and receivables. Orders are received in writing by mail or fax. One of two people enter it into a spreadsheet used to keep track of what has come into the Company and communicate with whoever placed the order if there are questions regarding shipping or pricing. A third individual enters the order into the accounting system. None of these people report to each other, but all report to the Controller. An invoice is prepared by one of the three. All invoices over a certain amount and others at random are checked by the Controller before being entered as a sale and account receivable. A separate individual that reports directly to the Chief Financial Officer reconciles sales weekly and checks that all items originally in the spreadsheet have a disposition. The Chief Financial Officer reviews the accounts receivable aging at least weekly and inquires about collections. All checks received by the Company go to the Chief Executive Officer, the Chief Financial Officer or the Controller. An individual separate from these three reconciles the bank account monthly. In order for a receipt to be recorded incorrectly or a receivable booked when no sale had actually occurred, the clerks, Controller, the Chief Financial Officer, the Chief Financial Officer's assistant and the Chief Executive Officer would all have to agree.

     Because the Company is so small, either Mr. Butler, Mr. Johnson or Mr. Shively is directly involved in every substantive decision made at the Company. Messrs. Butler, Johnson and Shively generally meet several times a day to discuss ongoing Company issues and they hold an executive officers meeting every other week to facilitate discussion of each officer's activities so that proper disclosures will be made when necessary. Again, the size of the Company allows for very simple disclosure controls and procedures (i.e., the executives are directly involved in all phases of the Company's business). Messrs. Butler and Johnson are informed with respect to the disclosure requirements of the securities laws and consult outside counsel if questions arise with respect to the Company's disclosure obligations. In addition, all material contracts, events and matters of any materiality are brought to the attention of the Board of Directors prior to management's making a commitment on such matters. Depending on the consensus of the Board on the materiality of a given matter, all material matters are approved by the directors.

     Based on the above procedures, the Chief Executive Officer and the Chief Financial Officer certified that the Company's disclosure controls and procedures were effective in the Forms 10-QSB for the quarters ended June 30, 2005 and September 30, 2005. The Chief Executive Officer and the Chief Financial Officer believe that this conclusion remains correct despite the issues related to the documentation of the transaction and the disclosure related to the Jeff Butler note. The loan occurred in 2000 and the loan documents were not filed with the Commission at the time. This was an oversight on management's part. The existence of the loan itself was disclosed in the Form 10-KSB for the fiscal year ended December 31, 2000 and thereafter in the Company's periodic reports. Additionally, the fact that the loan had been repaid in common stock had also been disclosed. Because the loan itself and its subsequent repayment had been disclosed, the Chief Executive Officer and the Chief Financial Officer did not realize that additional disclosure was needed until prompted by the Commission in connection with this Transaction. The Chief Executive Officer and the Chief Financial Officer do not believe the deficiencies related to disclosure of the note were a result of a failure of disclosure controls and procedures that continued into 2005, but rather an isolated incident and oversight. Since this time the Company has retained counsel to advise it with respect to federal and state securities laws. Management believes that the retention of securities counsel adds another check in the Company's disclosure controls and procedures that will allow a third party to review the Company's disclosure for compliance with SEC rules and regulations, which should also substantially decrease the likelihood of further human error with respect to future disclosure.

     We sincerely appreciate the assistance and input of the staff on this matter and I appreciate you taking the time to discuss these issues with me. Both the Company and McAfee & Taft believe that the issues raised in your comment letter have been adequately addressed. Therefore, we would appreciate it if you would call us as promptly as practicable and advise us that you have no objection to the Company finalizing the documents and mailing them to shareholders.

                                   Yours very truly,

                                   Justin L. Jackson

Enclosures
JLJ


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